Mail Stop 6010

February 15, 2008

Magnus Gittins
Chairman of the Board
600 Lexington Avenue, 29th Floor
New York, New York 10022

> **Re: Advance Nanotech, Inc.**
> **Registration Statement on Form SB-2**
> **Filed January 22, 2008**
> **File No. 333-148780**

Dear Mr. Gittins:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   The Commission recently adopted amendments to its disclosure and reporting requirements. Effective February 4, 2008, registrants may not file registration statements on small business or "SB" forms. Please refer to Release No. 33-8876 entitled, "Smaller Reporting Company Regulatory Relief and Simplification," which is available on the Commission's website at www.sec.gov. In accordance with the release, please file an amendment to your registration statement on the appropriate form available to you.

Recent Developments, page 1

2.   Update the disclosure in view of the recent stockholders' meeting.

Selling Stockholders, page 49

3.   Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

4.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of convertible notes.

5.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling stockholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the convertible note" means the securities underlying the note that may be received by the persons identified as selling stockholders]:

- the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

- the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

    - if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

- if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

- the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

- the total possible shares the selling stockholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling stockholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the following information disclosed separately:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

- if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

- if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

7.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible note transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment four;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders that is disclosed in response to comment five and comment six.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment four and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment five divided by the net proceeds to

the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction; and

- the current market price per share of the class of securities subject to the transaction.

9. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

- the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;

- the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

- the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and

- the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

10. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling stockholders – any of the selling stockholders have an existing short position in the company's common stock and, if any of the selling stockholders have an existing short position in the company's stock, the following additional information:

  - the date on which each selling stockholder entered into that short position; and

  - the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

11. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

12. Please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Stockholders" section of the prospectus.

13. Please tell us whether the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

- The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and
- At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

14. Please expand footnote 14 to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by Harborview Master Fund L.P.

15. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Include in your analysis a discussion of all shares you may issue to the selling security holders under outstanding agreements, including shares that may not be included in this registration statement.

Financial Statements

16. Please update the audited financial statements as necessary to comply with Rule 3-12 of Regulation S-X.

Exhibits

17.   Please file as exhibits the agreements related to the issuance of the 8% senior secured
        convertible notes and warrants in December 2007.

Undertakings

18.   Please include the undertaking required by Item 512(a)(5)(ii) and Item 512(a)(6) of
        Regulation S-K.

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing
    effective, it does not foreclose the Commission from taking any action with respect to the
    filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring
    the filing effective, does not relieve the company from its full responsibility for the adequacy
    and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in
    any proceeding initiated by the Commission or any person under the federal securities laws of
    the United States.

        In addition, please be advised that the Division of Enforcement has access to all information
you provide to the staff of the Division of Corporation Finance in connection with our review of
your filing or in response to our comments on your filing.

Magnus Gittins
Advance Nanotech, Inc.
February 15, 2008
Page 9

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 if you have any questions.

                                         Sincerely,

                                         Peggy Fisher
                                         Assistant Director

cc (via fax): Richard Kronthal, Esq.